July 5, 2007
VIA EDGAR AND OVERNIGHT MAIL
Ms. Anne Nguyen Parker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Concho Resources Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 6, 2007 File No. 333-142315
Dear Ms. Parker:
     Set forth below are the responses of Concho Resources Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2007, with respect to the Company’s Amendment No. 1 to Form S-1 initially filed with the Commission on June 6, 2007, File No. 333-142315 (the “Registration Statement”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.
Form S-1/A-1 filed June 6, 2007
General
1.	We remind you of prior comments 3 and 4. Once you file the omitted information and exhibits, we will need sufficient time to complete our review and may have additional comments.
Response:
We have revised the prospectus to include all information that is not otherwise permitted to be omitted under Rule 430A. We have filed with Amendment No. 2 all of the previously omitted exhibits other than the opinion of counsel. We previously provided a draft of the opinion of our counsel as an exhibit to our response letter dated June 6, 2007. Once our board of directors has taken action to formally authorize the issuance of the securities covered by the Registration Statement and our counsel has issued its opinion, we will file the opinion as Exhibit 5.1 to the Registration Statement.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
July 5, 2007

2.	We note your response to prior comment 30 and your request for confidential treatment of certain portions of the supply agreement with DCP Midstream, L.P. Comments on the confidential treatment request, if any, will be forthcoming under separate cover. Please be advised that you must resolve all comments relating to this confidential treatment request prior to effectiveness of this Form S-1.
Response:
We acknowledge the Staff’s comment and will respond to future comments, if any, on the confidential treatment request.
Cover Page
3.	Please disclose the amount of net proceeds that will be received by the company. See Item 501(a)(3) of Regulation S-K.
Response:
We are unable to provide the amount of net proceeds that will be received by the Company or the selling stockholders at this time because that information is dependent upon the offering price of the shares of common stock to be sold pursuant to the Registration Statement. In accordance with Rule 430A, we have furnished the undertaking required by Item 512(i) of Regulation S-K. We intend to include the information required by Item 501(b)(3) of Regulation S-K that is currently omitted in accordance with Rule 430A in a prospectus that will be filed with the SEC pursuant to Rule 424(b) in the tabular format currently set forth on the cover page of the prospectus.
We have revised the table on the cover of the prospectus to clarify that, when disclosed, the proceeds to the Company and the selling stockholders will be net of any underwriting discount.
Non-GAAP financial measures and reconciliations, page 14
4.	We note your disclosure indicating you calculate EBITDA by making various adjustments to income before accounting changes. If it is your intent to adjust net income for accounting changes to compute this measure, please revise the title of this measure accordingly. Refer to Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for additional guidance.
Response:
We have revised the prospectus to remove the references to “income before accounting changes” when describing the calculation of EBITDA and replaced such references with “net income.” Please see pages 11, 14 and 41 of the Registration Statement.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
July 5, 2007

Risk Factors, page 16
Failure by us to achieve us to achieve and maintain effective internal control..., page 27
5.	We note your response to prior comment 18. The risk factor as discussed does not address any circumstances or conditions demonstrating that the risk is specifically relevant to you or your operations. Rather, you discuss the risk in such general terms that it could be applicable to any registrant who becomes subject to the reporting requirement of the Exchange Act. Please remove the risk factor or revise it to make it specific to your particular circumstances.
Response:
We have revised the Registration Statement to delete the risk factor. Please see page 27 of the Registration Statement.
Use of Proceeds, page 35
6.	We note the statement, “the remaining borrowings under our revolving credit facility were used for working capital and to fund a portion of our exploration and development drilling program.” Please quantify the amount of remaining borrowings.
Response:
We have revised the Registration Statement as requested. Please see page 34 of the Registration Statement.
Executive officer compensation, page 97
Compensation discussion and analysis, page 97
7.	We note that your compensation committee determines the appropriate level for each compensation component based on competitive benchmarking. We also note that your compensation committee reviewed compensation data in an executive compensation survey of energy companies prepared by Mercer Human Resource Consulting, Inc. Please identify the components of the benchmark, including the component companies, that you use in making compensation determinations. Clarify whether these components companies will be the same ones upon which you will base your long-term equity incentive award grants. Also discuss how you apply the benchmark in adjusting each element of compensation for each named executive officers. See Item 402(b)(xiv) of Regulation S-K.
Response:
We have revised the Registration Statement to more clearly describe the compensation committee’s utilization of the 2006 Energy Compensation Survey prepared by Mercer Human Resource Consulting, Inc. As now disclosed in the Registration Statement, the compensation committee does not compare our compensation structure against a discreet set of peers or use the Mercer survey to establish benchmarks, with respect to the compensation levels of our named executive officers, but instead uses the Mercer survey solely as a tool for purposes of a “market check” when setting compensation levels. Please see pages 98-99 of the Registration Statement.
8.	We note that you hired Longnecker & Associates in March 2007 to assist you with the evaluation of your executive compensation program going forward. Consistent with Item

Ms. Anne Nguyen Parker
Securities and Exchange Commission
July 5, 2007

407(e)(3)(iii) of Regulation S-K, please discuss what Longnecker’s role will be in determining or recommending the amount or form of the named executive officers’ and directors’ compensation, describing the nature and scope of its functions and if material, the terms of instructions or directions provided to Longnecker to perform its functions. Disclose whether the compensation committee will directly engage the services of Longnecker. If persons other than the compensation committee will engage the services of Longnecker, please identify such persons and disclose their role, if any, in making compensation determinations..
Response:
We have revised the Registration Statement as requested. Please see pages 98-99 of the Registration Statement.
Base Compensation, page 98
9.	We note that the named executive officers’ base salary and long-term equity incentive awards are set at the median level of individuals in comparable positions. Please disclose the companies relative to which the base salary and long-term equity incentive awards are set at a median level. Further, state whether such metric is utilized with respect to the determination of each of the named executive officers’ base salary and long-term equity awards.
Response:
We have revised the Registration Statement as requested. Please see pages 98-99 of the Registration Statement. Please also see our response to comment 7 above.
10.	Although you note that you will endeavor to “pay base salaries at the market median pay level of individuals in comparable positions,” you state that base salary determinations also will be subject to certain internal factors. Please describe such internal factors and how these factors are used in adjusting the salary of each of the named executive officers. Your use of the term “such as” implies that there are more factors than those enumerated in the last sentence of the last full paragraph on page 98. Also discuss when such internal factors will warrant departure from the goal to pay salaries at the market median.
Response:
We have revised the Registration Statement as requested. Please see pages 99-100 of the Registration Statement.
Cash bonuses, page 99
11.	Please explain what the performance measure of net asset value per share growth entails. Discuss why you believe that it is the best indicator of the company’s financial success and stockholder value creation. Further describe the “other performance measures”

Ms. Anne Nguyen Parker
Securities and Exchange Commission
July 5, 2007

that the committee may evaluate in determining the percentage of salary that will be awarded as bonus. We note that the compensation committee has wide discretion to determine the appropriate percentage of base salary. Please discuss whether this means that the committee has discretion to award bonuses even if there is no or negative net asset value per share growth.
Response:
We have revised the Registration Statement as requested. Please see pages 100-101 of the Registration Statement.
Pro Forma Financial Statements, page F-62
12.	Please notify the columnar labels situated above activity related to the Chase Group of properties to include the dates of the historical results depicted.
Response:
We have revised the Registration Statement as requested. Please see page F-63 of the Registration Statement.
13.	We understand you will be adding additional pro forma disclosure on page F-66. We will continue our review once your Note C section is complete.
Response:
We have revised the Registration Statement to add “Note C. Pro forma adjustments related to the Offering.” Please see page F-66 of the Registration Statement.
Exhibit A
14.	We note that you have provided a draft of the opinion that you intend to file with the registration statement. Please ensure that the final version of the opinion specifies the number of securities being registered for sale.
Response:
We acknowledge the Staff’s comment and will ensure that the final version of the opinion specifies the number of securities being registered for sale.
In addition, we have revised pages F-58 and F-59 to correctly describe the role of our independent petroleum engineers in the preparation of our estimates of proved oil and gas reserves pursuant to a telephone conference with Mr. Ronald Winfrey on July 2, 2007.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
July 5, 2007

     Should the Staff have any questions or comments, please contact the undersigned at 432-683-7443 or T. Mark Kelly of Vinson & Elkins L.L.P. at 713-758-4592.

Very truly yours, CONCHO RESOURCES INC.
By:	/s/ Steven L. Beal
Steven L. Beal
President and Chief Operating Officer

cc:	Ms. Jenifer Gallagher (Commission)
Mr. Karl Hiller (Commission)
Ms. Carmen Moncada-Terry (Commission)
Mr. T. Mark Kelly (Vinson & Elkins L.L.P.)
Mr. Douglas E. McWilliams (Vinson & Elkins L.L.P.)
Mr. W. Matthew Strock (Vinson & Elkins L.L.P.)
Mr. C. William Giraud, IV (Vinson & Elkins L.L.P.)
Mr. Gerald S. Tanenbaum (Cahill Gordon & Reindel LLP)
Mr. William S. Anderson (Bracewell & Giuliani LLP)